Exhibit 10.1
Description of Annual Incentive Bonus Award Program, Long-Term Incentive Bonus
Award Program and Amended Change in Control Agreements
Annual Incentive Bonus Program
     For 2007, the annual incentive award will be based on goals established and approved by the Company’s Compensation Committee. Potential bonuses are specified as a percentage of annual base salary, ranging from 25% to 150% for the Chief Executive Officer, 20% to 100% for Senior Vice Presidents and 15% to 70% for all other named executive officers of the Company. For 2007, the annual incentive award will be based on a combination of financial and operational objectives. Such objectives and their relative weighting in the overall performance score are as follows:

Objective	Weight

Operating revenue	30%

Operating earnings before interest, taxes, depreciation and amortization	30%

Operating free cash flow	10%

Aggregate net customer growth in the Company’s ILEC, CLEC, Greenfield, Wireless and DSL businesses	15%

Aggregate customer disconnects in the Company’s ILEC, CLEC, Greenfield, Wireless and DSL businesses	15%
Any bonuses awarded under the annual incentive plan will be paid out in cash after the end of the 2007 fiscal year.
Long-Term Incentive Bonus Award Program
     On February 22, 2007, the Compensation Committee established a long-term incentive bonus award program for its named executive officers for the 2007 through 2011 period. In establishing that program, the Compensation Committee modified its historical long-term incentive structure whereby award grants were made at the conclusion of a multi-year measurement period based on the Company’s performance over that period relative to pre-approved performance metrics. Due to the difficulty of establishing multi-year objectives in the Company’s current industry and business environment, and to increase the retention incentive associated with the long-term program, the Compensation Committee modified the award structure to use performance accelerated stock that would vest no earlier than five years from the date of grant unless the Company achieved certain shareholder return metrics.
     Specifically, under the 2007-2011 long-term incentive bonus award program, each named executive officer received an award of performance accelerated restricted stock under the Company’s shareholder-approved Amended and Restated 2001 Stock Incentive Plan in an

amount equal to two times the named executive officer’s annual base salary. The restricted stock awards will vest on February 22, 2012 unless accelerated vesting is earned based on the total return realized by the Company’s shareholders. Specifically, accelerated vesting would be earned if the Company’s total shareholder return for the applicable measurement period exceeded the mean total shareholder return of a peer group of companies by twenty percent. The accelerated vesting measurement periods and opportunities are as follows:

Measurement
Period	Acceleration
(Fiscal Year)	Opportunity

2007-2008	50%
2007-2010	100%
Any unvested restricted stock would be forfeited upon termination of a named executive officer’s employment other than due to death or disability.
Amended Change in Control Agreements
     The Company previously entered into Change in Control Agreements with the following named executive officers: Michael R. Coltrane, Matthew J. Dowd, Michael R. Nash, James E. Hausman and David H. Armistead. These agreements provide that if there is a “change in control” of the Company, as defined in the agreements, and the employment of the employee is terminated other than for cause or the employee resigns for “good reason,” as defined in the agreements, in either case within two years following the change in control, the executive would be entitled to receive a severance payment and benefits.
     The amendments to the Change in Control Agreements increase the severance payment that would be payable to the executives other than Mr. Coltrane, require the executive to provide a general release of employment-related claims against the Company as a condition to receiving the severance benefit and adjust the length of the period following termination that the executive would be restricted from competing with the Company. The following paragraph describes the terms of the agreements as amended.
     Under the agreements, if a change in control occurs and an executive’s employment is terminated by the Company other than for cause or the executive resigns for good reason, in either case within two years following the change in control, the executive would receive, within 30 days of termination of employment, a lump sum severance payment. The lump sum severance payment to Mr. Coltrane would be equal to 35 months of compensation. The lump sum severance payment to Messrs. Dowd, Nash, Hausman and Armistead would be equal to 24 months of compensation. Compensation for this purpose would be equal to: (1) the executive’s monthly base salary, in effect immediately preceding the change in control plus (2) the average annual incentive award to the executive for each one-year performance period for the three most recent fiscal years ending prior to such change in control divided by 12. The executive also would be entitled to maintain for 35 months (in the case of Mr. Coltrane) or 24 months (in the case of Messrs. Dowd, Nash, Hausman and Armistead) following termination medical, life and short and long-term disability insurance and participation in all qualified retirements plans. Additionally, the executive would be entitled to receive outplacement assistance for a period of six months at the Company’s expense. The agreements contain confidentiality provisions and two-year post-employment non-competition and non-solicitation covenants. The agreements prohibit payment of any benefit that would be deemed an excess parachute payment under Internal Revenue Code Section 280G or any successor provision.